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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-3A-2	FILE NO. 0-8763

Statement by Holding Company Claiming Exemption Under
Rule U-3A-2 from the Provisions of the Public
Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

INTERMOUNTAIN INDUSTRIES, INC.
CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, their statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

    1.  Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which the claimant directly or indirectly holds an interest.

      (a) Intermountain Industries, Inc. ("the Company") is incorporated under the laws of the State of Idaho, with its principal office in Boise, Idaho. It is a holding company and neither owns nor operates any physical properties. The Company is the owner of all of the outstanding common stock of its subsidiaries, Intermountain Gas Company, InterWest Capital, Inc., III Exploration Company, and III Argentina Company.

      (b) Century Partners—Idaho Limited Partnership ("Century Partners—Idaho") is a limited partnership organized under the laws of the State of Idaho, with its principal offices in Darien, Connecticut. It was organized primarily to hold the outstanding securities of the Company and any successor corporation. Century Partners—Idaho has no operations other than investing in the securities of the Company.

      (c) Intermountain Gas Company ("Intermountain"), incorporated under the laws of the State of Idaho, is a natural gas distribution company engaged in the transmission, transportation and sale of natural gas solely within the State of Idaho, primarily in the Snake River Valley.

      (d) InterWest Capital, Inc. ("InterWest") was incorporated under the laws of the State of Idaho in December 1990 for the purpose of investing in non-energy related assets, principally in the Rocky Mountain and Intermountain areas.

      (e) III Exploration Company ("Exploration") was incorporated under the laws of the State of Idaho in October 1992. Exploration was formed for the purpose of exploring for and developing natural gas and oil deposits.

      (f)  III Argentina Company ("Argentina") was incorporated under the laws of the State of Idaho in October 1992. Argentina and its subsidiary, GISA, were formed for the purpose of participating in the privatization of certain natural gas distribution companies by the Argentine government. On November 30, 1992, the Company filed with the Securities and Exchange Commission the applicable certification pursuant to Section 33(a)(2) of the Public Utility Holding Company Act of 1935. The Company did not acquire any of the Argentine properties and neither Argentina nor GISA have any operations or property.

    2.  A brief description of the properties of the claimant and its subsidiary public utility company used for the generation, transmission, and distribution of electric energy for sale or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiary are organized and all transmission lines or pipelines which deliver or receive electric energy or gas at the borders of such State.

      (a) Claimant neither owns nor operates any physical properties.

      (b) Intermountain's properties, used for the transmission and distribution of natural gas, are located solely within the State of Idaho. As of December 31, 2000, such property included office buildings, warehouses, and approximately 8,503 miles of transmission, distribution, and service lines which connect with the transmission system of Intermountain's pipeline supplier to 221,000 meters installed on customer premises. In addition, Intermountain owns and operates a liquefied natural gas ("LNG") peak-shaving plant which includes liquefaction, storage, and regasification facilities. The facility has a total LNG storage capacity of 6,000,000 therms which can be regasified at a rate of 600,000 therms per day.

      (c) Neither the claimant nor its subsidiary public utility company owns, operates or uses any generating station, transmission lines, producing fields, or electric or gas distribution facilities outside the State in which it is organized, nor any transmission lines or pipelines which deliver or receive electric energy or gas at the borders of any such State.

    3.  The following information for the last fiscal year with respect to claimant and its subsidiary public utility company:

      (a) Number of kWh of electric energy sold (at retail or wholesale) and therms of natural or manufactured gas distributed at retail:

      Electric Sales—None

      Natural Gas Distributed or Transported—513,365,557 Therms

      (b) Number of kWh of electric energy and therms of natural or manufactured gas distributed at retail outside the State in which each such company is organized:

      None

      (c) Number kWh of electric energy and therms of natural or manufactured gas sold at wholesale outside the State in which each such company is organized or at the State line.

      None

      (d) Number of kWh of electric energy and therms of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

      Electric energy purchased—None

      Natural gas purchased—248,089,610 Therms

    4.  The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

      (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

      None

      (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

      None

      (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

      None

      (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

      None

      (e) Identify any service, sales or construction contract between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement.

      None

EXHIBIT A

    A consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such calendar year are attached.

EXHIBIT C

    An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

      None

    The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 21st day of February 2001.

INTERMOUNTAIN INDUSTRIES, INC.
Attest:	By	/s/ JEFFREY K. LEBENS Jeffrey K. Lebens Vice President, Treasurer, and Chief Financial Officer
/s/ JAMES E. SIMMERMAN James E. Simmerman Assistant Corporate Secretary
CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP
Attest:	By	/s/ RICHARD HOKIN Richard Hokin General Partner
/s/ MARK R. GELFELD Mark R. Gelfeld Controller

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

    Jeffrey K. Lebens
    Vice President, Treasurer, and Chief Financial Officer
    Intermountain Industries, Inc.
    PO Box 7608
    Boise, ID 83707-1608

EXHIBIT A
(Pages 1 through 7)

CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP
CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2000

(Thousands of Dollars)
(Unaudited)

	Intermountain Industries, Inc.	Intermountain Gas Company	III Exploration Company	InterWest Capital, Inc.	Century Partners Idaho	Total Before Eliminations	Reclasifications and Eliminations	Consolidated
OPERATING REVENUES	$—	$156,991	$9,658	$111	$—	$166,760	$(111)	$166,649
COST OF GAS	—	93,158	5,998	—	—	99,156	(846)	98,310

GROSS MARGIN	—	63,833	3,660	111	—	67,604	735	68,339

OPERATING EXPENSES:
Operation and maintenance	1,209	31,030	3,184	100	—	35,523	(111)	35,412
Depreciation, amortization and depletion	964	11,317	1,476	—	—	13,757	—	13,757
General taxes	—	3,166	—	—	—	3,166	—	3,166

	2,173	45,513	4,660	100	—	52,446	(111)	52,335

OPERATING INCOME	(2,173)	18,320	(1,000)	11	—	15,158	846	16,004

OTHER INCOME (EXPENSE), NET:
Equity in earnings of subsidiary companies	10,180	—	—	—	14,608	24,788	(24,788)	—
Other, net	1,121	1,247	(1,335)	31	5	1,069	(763)	306

	11,301	1,247	(1,335)	31	14,613	25,857	(25,551)	306

GROSS INCOME	9,128	19,567	(2,335)	42	14,613	41,015	(24,705)	16,310
INTEREST CHARGES	991	5,155	1,563	—	12	7,721	(763)	6,958

NET INCOME BEFORE TAXES	8,137	14,412	(3,898)	42	14,601	33,294	(23,942)	9,352
INCOME TAX EXPENSE (BENEFIT)	(752)	4,471	(2,080)	21	—	1,660	329	1,989

NET INCOME BEFORE MINORITY INTEREST	8,889	9,941	(1,818)	21	14,601	31,634	(24,271)	7,363
MINORITY INTEREST	—	—	2,036	—	—	2,036	—	2,036

INCOME FROM CONTINUING OPERATIONS	8,889	9,941	218	21	14,601	33,670	(24,271)	9,399
Loss from discontinued operations	(2,170)	—	—	—	—	(2,170)	(517)	(2,687)
Gain on disposal of assets	13,259	—	—	—	—	13,259	—	13,259

NET INCOME	19,978	9,941	218	21	14,601	44,759	(24,788)	19,971
Less dividends on common stock	—	2,000	—	—	—	2,000	(2,000)	—
Other comprehensive income	259	—	—	—	—	259	—	259
RETAINED EARNINGS -
DECEMBER 31, 1999	96,349	48,760	3,170	31	69,001	217,311	(109,512)	107,799

RETAINED EARNINGS -
DECEMBER 31, 2000	$116,586	$56,701	$3,388	$52	$83,602	$260,329	$(132,300)	$128,029

CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP
CONSOLIDATING BALANCE SHEET—ASSETS
DECEMBER 31, 2000
(Thousands of Dollars)
(Unaudited)

	Intermountain Industries, Inc.	Intermountain Gas Company	III Exploration Company	InterWest Capital, Inc.	Century Partners Idaho	Total Before Eliminations	Reclasifications and Eliminations	Consolidated
PROPERTY, PLANT, AND EQUIPMENT:
Utility plant	$—	$291,297	$—	$—	$—	$291,297	$—	$291,297
Less accumulated depreciation	—	144,552	—	—	—	144,552	—	144,552

	—	146,745	—	—	—	146,745	—	146,745

Oil and gas property	—	9	49,522	—	—	49,531	—	49,531
Less accumulated depreciation & depletion	—	9	14,515	—	—	14,524	—	14,524

	—	—	35,007	—	—	35,007	—	35,007

INVESTMENTS AND OTHER ASSETS:
Investment in affiliates	108,108	—	—	—	87,480	195,588	(195,588)	—
Other	600	252	2,053	6,102	—	9,007	—	9,007

	108,708	252	2,053	6,102	87,480	204,595	(195,588)	9,007

CURRENT ASSETS:
Cash and temporary cash investments	153	1,240	1,517	85	3	2,998	—	2,998
Notes receivable from affiliates	23,035	—	—	—	—	23,035	(23,035)	—
Accounts receivable, less reserves	377	22,044	2,316	41	90	24,868	—	24,868
Accounts receivable from affiliates	1,590	62	—	1	—	1,653	(1,653)	—
Cost of gas delivered but unbilled	—	7,403	—	—	—	7,403	—	7,403
Natural gas in storage	—	2,094	—	—	—	2,094	—	2,094
Materials and supplies	—	1,393	2,035	—	—	3,428	—	3,428
Prepayments	—	459	351	—	—	810	—	810
Other current assets	10	3,175	—	—	—	3,185	—	3,185

	25,165	37,870	6,219	127	93	69,474	(24,688)	44,786

INVESTMENT IN EXCESS OF BOOK VALUE OF ASSETS ACQUIRED, less amortization of $15,499	1,731	—	—	—	—	1,731	—	1,731

DEFERRED CHARGES:
Unamortized debt expense	—	1,300	—	—	—	1,300	—	1,300
Deferred gas costs	—	42,906	—	—	—	42,906	—	42,906
Deferred tax credits	6,086	—	13,129	—	—	19,215	(13,181)	6,034
Other	2,366	—	—	—	—	2,366	—	2,366

	8,452	44,206	13,129	—	—	65,787	(13,181)	52,606

	$144,056	$229,073	$56,408	$6,229	$87,573	$523,339	$(233,457)	$289,882

CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP
CONSOLIDATING BALANCE SHEET—CAPITALIZATION AND LIABILITIES
DECEMBER 31, 2000

(Thousands of Dollars)
(Unaudited)

	Intermountain Industries, Inc.	Intermountain Gas Company	III Exploration Company	InterWest Capital, Inc.	Century Partners Idaho	Total Before Eliminations	Reclasifications and Eliminations	Consolidated
CAPITALIZATION:
Common stock	$3,865	$1,513	$7,550	$1	$—	$12,929	$(12,929)	$—
Note receivable from shareholder	(400)	—	—	—	—	(400)	400	—
Premium on common stock	—	14,809	17,944	6,150	—	38,903	(38,903)	—
Treasury stock, at cost	(1,493)	—	—	—	—	(1,493)	1,493	—
Retained earnings	116,586	56,701	3,388	52	—	176,727	(176,727)	—

	118,558	73,023	28,882	6,203	—	226,666	(226,666)	—
Long-term debt	19,450	78,000	—	—	—	97,450	—	97,450

	138,008	151,023	28,882	6,203	—	324,116	(226,666)	97,450

PARTNERS' CAPITAL	—	—	—	—	87,467	87,467	(679)	86,788

MINORITY INTEREST	—	—	—	—	—	—	31,757	31,757

CURRENT LIABILITIES:
Notes payable to affiliates	—	—	23,035	—	—	23,035	(23,035)	—
Accounts payable	234	37,440	4,574	—	106	42,354	—	42,354
Accounts payable to affiliates	—	1,579	74	—	—	1,653	(1,653)	—
Interest	51	1,253	—	—	—	1,304	—	1,304
General taxes	—	3,642	183	—	—	3,825	—	3,825
Income taxes	1,020	(3,103)	(612)	(3)	—	(2,698)	—	(2,698)

	1,305	40,811	27,254	(3)	106	69,473	(24,688)	44,785

DEFERRED CREDITS:
Deferred income taxes	—	22,630	272	29	—	22,931	(13,181)	9,750
Unamortized investment tax credits	—	4,693	—	—	—	4,693	—	4,693
Regulatory liability—deferred income taxes	—	2,638	—	—	—	2,638	—	2,638
Customer advances for construction	—	2,501	—	—	—	2,501	—	2,501
Other	4,743	4,777	—	—	—	9,520	—	9,520

	4,743	37,239	272	29	—	42,283	(13,181)	29,102

	$144,056	$229,073	$56,408	$6,229	$87,573	$523,339	$(233,457)	$289,882

CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP

NOTES TO CONSOLIDATING FINANCIAL STATEMENTS

DECEMBER 31, 2000

1.
Minority shareholders hold 26.9% of the Company's outstanding common stock.

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EXHIBIT A
EXHIBIT C
CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP NOTES TO CONSOLIDATING FINANCIAL STATEMENTS DECEMBER 31, 2000